UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
 Specialized Disclosure Report

Baker Hughes Incorporated
(Exact name of registrant as specified in charter)

Delaware	1-9397	76-0207995
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

2929 Allen Parkway, Houston, Texas		77019
(Address of Principal Executive Offices)		(Zip Code)

Alan R. Crain, Jr., Esq.
Senior Vice President, Chief Legal and Governance Officer
713-439-8600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report
Reasonable Country of Origin Inquiry
Determinations made.
Baker Hughes Incorporated (the “Company”) has determined that it obtained in calendar year 2013 conflict minerals necessary for the production of certain products manufactured or caused to be manufactured for sale by the Company.
Description of inquiry.
The Company’s inquiry is described in the Conflict Minerals Report (the “Report”) attached to this Form SD as Exhibit 1.01.
Results of inquiry.
The results of the Company’s inquiry are described in the Report.
Conflict Minerals Disclosure.
A copy of this Form SD and the Report, for the calendar year ended December 31, 2013, are available for access by all interested parties on the Company’s public Internet Web site, at
http://www.bakerhughes.com/company/corporate-social-responsibility/human-rights-and-security/conflict-minerals.

Item 1.02 Exhibit

Conflict Minerals Report

The Company has contemporaneously with this Form SD filed the Report, which is attached as Exhibit 1.01.

Section 2 - Exhibits

Item 2.01     Exhibits

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BAKER HUGHES INCORPORATED

By: /s/ Belgacem Chariag	Date: May 29, 2014
Belgacem Chariag, Vice President